Exhibit 99


                UNDERTAKING TO FILE EXHIBITS PURSUANT
             TO ITEM 601(b)(4)(iii)(A) OF REGULATIONS S-K


     The undersigned registrant acknowledges that it has not filed with the Securities and Exchange Commission (the "Commission") copies of certain instruments with respect to long-term debt of the registrant representing obligations not exceeding 10% of the registrant's total assets as of January 3, 1998, pursuant to the provisions of Item 601(b)(4)(iii)(A) of Regulation S-K of the Commission (the "Regulation").

     Pursuant to the Regulation, the undersigned registrant hereby undertakes to furnish to the Commission upon its request a copy of any such instrument, including convertible subordinated debentures dated June 15, 1993 totaling $115 million.

     This is the 8th day of April, 1998.


                                    FOOD LION, INC.

                                    Laura Kendall